Exhibit 99.1

ASM International N.V.

ASM INTERNATIONAL N.V. REPORT

SECOND QUARTER 2012 OPERATING RESULTS

ALMERE, The Netherlands—July 25, 2012—ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) reports today its second quarter (unaudited) operating results in accordance with US GAAP.

Highlights

•

Net sales for the second quarter 2012 were EUR 378 million, an increase of 21% quarter-to-quarter and a decrease of 20% year-on-year. Net sales of our Front-end segment decreased 9% quarter-to-quarter while Back-end sales increased by 35%.

•	Result from operations for Q2 2012 was EUR 39 million. Result from operations in Q1 2012 was EUR 22 million while the second quarter of 2011 showed a profit of EUR 104 million.

•	The Front-end segment’s operating loss was EUR 1.9 million compared to profit of EUR 2.9 million quarter-to-quarter. Q2 2011 showed an operating profit of EUR 20.8 million;

•	The Back-end segment operating profit was EUR 40.5 compared to EUR 19.0 million quarter-to-quarter. Q2 2011 showed an operating profit of EUR 83.2 million.

•

Second quarter 2012 net earnings were EUR 18 million compared to net earnings of EUR 6 million for the first quarter of 2012 and EUR 50 million for the second quarter of 2011, both Front-end (EUR 1 million) and Back-end (EUR 17 million) showed positive net earnings.

•

Book to bill in the second quarter was 1.1. For the Front-end the book to bill was 1.0 and for the Back-end segment 1.1. The Backlog increased from Euro 373 million at the end of the first quarter 2012 to EUR 439 million at the end of the second quarter 2012.

1 of 3 pages

Comment

Commenting on the results, Chuck del Prado, President and Chief Executive Officer of ASM International, said: “Sales in Q2 are showing a growth as compared to Q1, this is driven by the Back-end operations. The sales decrease in the Front-end operations is in line with our previous guidance. Bookings improved both in the Front-end and Back-end. While total results in Q2 showed an improvement as compared to Q1, Front-end efficiency issues were still strongly impacting the results. We expect that improvements will become visible in the second half of the year.”

Outlook

For the current quarter we expect a sales increase in our Front-end operations. For our Back-end operations, based upon the actual backlog, a sound quarter is expected.

About ASM International

ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, corporate transactions, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation to update or revise any forward-looking statements to reflect future developments or circumstances.

ASM International will host an investor conference call and web cast on Thursday, July 26, 2012 at 15:00 Continental European Time (9:00 a.m.—US Eastern Time, 9:00 p.m. Hong Kong Time).

The teleconference dial-in numbers are as follows:

•	United States: +1 646 254 3366

•	International: + 44 (0)20 7136 2055

•	Access Code: 7262456

A simultaneous audio web cast will be accessible at www.asm.com.

The teleconference will be available for replay, beginning one hour after completion of the live broadcast, through August 24, 2012.

2 of 3 pages

The replay dial-in numbers are:

•	United States: +1 347 366 9565

•	International: + 44 (0)20 7111 1244

•	Access Code: 7262456#

Investor Relations:

Erik Kamerbeek

+31 88 100 8500

Erik.Kamerbeek@asm.com

Mary Jo Dieckhaus

+1 212 986 2900

MaryJo.Dieckhaus@asm.com

Media Contacts:

Ian Bickerton

+31 20 6855 955

+31 62501 8512

3 of 3 pages

ANNEX 1

OPERATING AND FINANCIAL REVIEW

The following table shows the operating performance for the second quarter of 2012 as compared to the first quarter of 2012 and the second quarter of 2011:

(EUR millions, except earnings per share)	Q2 2011	Q1 2012	Q2 2012	% Change Q1 2012 to Q2 2012	% Change Q2 2011 to Q2 2012
Net sales	474.1	311.0	377.9	21%	(20)%
Gross profit	179.8	96.6	130.6	35%	(27)%
Gross profit margin %	37.9%	31.1%	34.6%

Selling, general and administrative expenses	(45.7)	(41.2)	(53.8)	30%	18%
Research and development expenses	(30.0)	(33.5)	(38.2)	14%	27%

Result from operations	104.1	21.9	38.5	76%	(63)%

Net earnings 1)	50.3	6.3	17.7	183%	(65)%

Net earnings per share, diluted in euro 1)	€0.84	€0.11	€0.32	191%	(62)%

1)	allocated to the shareholders of the parent

Net Sales. The following table shows net sales of our Front-end and Back-end segments for the second quarter of 2012 as compared to the first quarter of 2012 and the second quarter of 2011:

(EUR millions)	Q2 2011	Q1 2012	Q2 2012	% Change Q1 2012 to Q2 2012	% Change Q2 2011 to Q2 2012
Front-end	121.7	94.8	86.5	(9)%	(29)%

Back-end	352.4	216.2	291.4	35%	(17)%

ASMI consolidated	474.1	311.0	377.9	21%	(20)%

The second quarter 2012 sales decrease in our Front-end segment, compared to the previous quarter, resulted from a lower volume of tool sales. The increase of the Back-end sales came from all Back-end activities.

The impact of currency changes was an increase of 2% quarter to quarter and an increase of 11% year-over-year.

4 of 13 pages

Gross Profit (Margin). The following table shows our gross profit and gross profit margin for our Front-end and Back-end performance for the second quarter of 2012 as compared to the first quarter of 2012 and the second quarter of 2011:

(EUR millions)	Gross profit Q2 2011	Gross profit Q1 2012	Gross profit Q2 2012	Gross profit margin Q2 2011	Gross profit margin Q1 2012	Gross profit margin Q2 2012	Increase or (decrease) percentage points Q1 2012 to Q2 2012	Increase or (decrease) percentage points Q2 2011 to Q2 2012
Front-end	47.4	31.3	28.5	39.0%	33.0%	33.0%	—	(6.0)
Back-end	132.4	65.3	102.0	37.6%	30.2%	35.0%	4.8	(2.5)

ASMI consolidated	179.8	96.6	130.6	37.9%	31.1%	34.6%	3.5	(3.4)

The gross profit margin of our Front-end segment in the second quarter remained stable. The efficiency losses continued to negatively impact the gross profit margin. Excluding this effect gross margin increased slightly due to a better mix. The Back-end gross profit margin increased, mainly due to better mix and better loading.

The impact of currency changes was an increase of 2% quarter to quarter and an increase of 11% year-over-year.

Selling, General and Administrative Expenses. The following table shows selling, general and administrative expenses for our Front-end and Back-end segments for the second quarter of 2012 as compared to the first quarter of 2012 and the second quarter of 2011:

(EUR millions)	Q2 2011	Q1 2012	Q2 2012	% Change Q1 2012 to Q2 2012	% Change Q2 2011 to Q2 2012
Front-end	16.1	14.6	15.4	5%	(5)%
Back-end	29.6	26.6	38.4	44%	30%

ASMI consolidated	45.7	41.2	53.8	30%	18%

Total selling, general and administrative expenses as a percentage of net sales	10%	13%	14%

In the Front-end segment SG&A as a percentage of sales increased for the second quarter of 2012 to 18%, compared to 15% of the previous quarter. In the Back-end segment SG&A as a percentage of sales increased from 12% to 13% compared to the previous quarter.

The impact of currency changes was an increase of 2% quarter to quarter and an increase of 10% year-over-year.

5 of 13 pages

Research and Development Expenses. The following table shows research and development expenses for our Front-end and Back-end segments for the second quarter of 2012 as compared to the first quarter of 2012 and the second quarter of 2011:

(EUR millions)	Q2 2011	Q1 2012	Q2 2012	% Change Q1 2012 to Q2 2012	% Change Q2 2011 to Q2 2012
Front-end	10.5	13.8	15.1	9%	44%
Back-end	19.5	19.7	23.1	17%	19%

ASMI consolidated	30.0	33.5	38.2	14%	27%

Total research and development expenses as a percentage of net sales	6%	11%	10%

R&D as a % of sales in the Front-end segment increased from 15% in Q1, 2012 to 17% in Q2, 2012. In the Back-end segment R&D expenses of 8% were 1% below the previous quarter.

The impact of currency changes was an increase of 2% quarter to quarter and an increase of 11% year-over-year.

Result from Operations. The following table shows results from operations for our Front-end and Back-end segments for the second quarter of 2012 as compared to the first quarter of 2012 and the second quarter of 2011:

(EUR millions)	Q2 2011	Q1 2012	Q2 2012	Change Q1 2012 to Q2 2012	Change Q2 2011 to Q2 2012
Front-end	20.8	2.9	(1.9)	(4.8)	(22.8)
Back-end	83.2	19.0	40.5	21.5	(42.8)

ASMI consolidated	104.1	21.9	38.5	16.7	(65.5)

Total result from operations excluding impairments and restructuring as a percentage of net sales	22%	7%	10%

The impact of currency changes was an increase of 2% quarter to quarter and an increase of 13% year-over-year.

6 of 13 pages

Net Earnings allocated to the shareholders of the parent. The following table shows net earnings for our Front-end and Back-end segments for the second quarter of 2012 as compared to the first quarter of 2012 and the second quarter of 2011:

(EUR millions, except earnings per share)	Q2 2011	Q1 2012	Q2 2012	Change Q1 2012 to Q2 2012	Change Q2 2011 to Q2 2012
Front-end	16.4	(2.5)	1.3	3.8	(15.1)
Back-end	33.9	8.8	16.5	7.7	(17.5)

Total net earnings allocated to the shareholders of the parent	50.3	6.3	17.7	11.5	(32.6)

Net earnings for the Back-end segment reflect our 52.17% ownership of ASM Pacific Technology.

7 of 13 pages

Six months ended June 30, 2012

The following table shows the operating performance and the percentage change for the six months ended June 30, 2012 compared to the same period in 2011:

(EUR millions, except earnings per share)	Six months ended June 30,
	2011	2012	% Change
Net sales	906.2	688.9	(24)%
Gross profit	345.3	227.2	(34)%
Gross profit margin % (excluding purchase price allocation effects)	38.1%	33.0%
Selling, general and administrative expenses	(88.1)	(95.0)	8%
Research and development expenses	(59.5)	(71.7)	21%

Earnings from operations	197.8	60.4	(69)%
Net earnings 1)	90.4	24.0	(73)%
Net earnings per share, diluted 1)	€1.53	€0.43	(72)%
New orders	783.6	783.1	0%
Backlog at end of period	436.3	439.1	1%

1)	allocated to the shareholders of the parent

Net Sales. The following table shows net sales of our Front-end and Back-end segments for the six months ended June 30, 2012 compared to the same period in 2011:

(EUR millions)	Six months ended June 30,
	2011	2012	% Change
Front-end	237.8	181.2	(24)%
Back-end	668.4	507.6	(24)%

ASMI consolidated	906.2	688.9	(24)%

The decrease of net sales in the first six months of 2012 in our Front-end segment compared to the same period last year was driven by decreased equipment sales as a result of decreased activity at our customers. In our Back-end segment sales decreased due to a lower activity level in equipment sales (as well IC/DE equipment as assembly equipment).

The impact of currency changes year-over-year was a decrease of 7%.

8 of 13 pages

Gross Profit Margin. The following table shows gross profit and gross profit margin for the Front-end and Back-end segments for the six months ended June 30, 2012 compared to the same period in 2011:

(EUR millions)	Six months ended June 30,
	Gross profit		Gross profit margin		Increase or (decrease) percentage points
	2011	2012	2011	2012
Front-end	93.0	59.8	39.1%	33.0%	(6.1)
Back-end	252.3	167.3	37.7%	33.0%	(4.7)

ASMI consolidated	345.3	227.2	38.1%	33.0%	(5.1)

The decrease of the gross margin in our Front-end segment compared to the same period last year is mainly attributable to efficiency losses and inventory corrections (total 2.5%), lower loading of our factories (2.5%) and evaluation tools (1%). The gross profit margin in the Back-end segment decreased mainly due to mix differences (higher lead frame activities) and the lower activity in the first half of 2012.

The impact of currency changes year-over-year was a decrease of 7%.

Selling, General and Administrative Expenses. The following table shows selling, general and administrative expenses for our Front-end and Back-end segments for the six months ended June 30, 2012 compared to the same period in 2011:

(EUR millions)	Six months ended June 30,
	2011	2012	% Change
Front-end	31.6	30.0	(5)%
Back-end	56.5	65.1	15%

ASMI consolidated	88.1	95.0	8%

As a percentage of net sales, selling, general and administrative expenses were 14% in the six months of 2012 and 10% in the same period of 2011.

For the first six months of 2012 selling, general and administrative expenses as a percentage of net sales of our Front-end segment, increased to 17% compared with 13% for the first six months of 2011. For the Back-end segment selling, general and administrative expenses as a percentage of net sales increased from 8% in 2011 to 13% in 2012.

The impact of currency changes year-over-year was a decrease of 7%.

9 of 13 pages

Research and Development Expenses. The following table shows research and development expenses for our Front-end and Back-end segments for the six months ended June 30, 2012 compared to the same period in 2011:

(EUR millions)	Six months ended June 30,
	2011	2012	% Change
Front-end	21.8	28.9	32%

Back-end	37.6	42.8	14%

ASMI consolidated	59.5	71.7	21%

As a percentage of net sales, research and development expenses were 10% in the first six months of 2012 compared to 7% in the first six months of 2011.

The impact of currency changes year-over-year was a decrease of 7%.

Earnings from Operations. The following table shows earnings from operations for our Front-end and Back-end segments for the six months ended June 30, 2012 compared to the same period in 2011:

(EUR millions)	Six months ended June 30,
	2011	2012	Change
Front-end	39.6	0.9	(38.6)

Back-end	158.2	59.5	(98.8)

ASMI consolidated	197.8	60.4	(137.4)

The impact of currency changes year-over-year was a decrease of 8%.

10 of 13 pages

Net Earnings allocated to the shareholders of the parent. The following table shows net earnings for our Front-end and Back-end segments for the six months ended June 30, 2012 compared to the same period in 2011:

(EUR millions)	Six months ended June 30,
	2011	2012	Change
Front-end	27.7	(1.2)	(28.9)
-Fair value change conversion options	(4.4)	—	4.4

-Including special items	23.3	(1.2)	(24.6)

Back-end	67.0	25.2	(41.8)

ASMI consolidated, total earnings 1)	90.4	24.0	(66.4)

1)	Allocated to the shareholders of the parent

Net earnings for the Back-end segment reflect our 52.17% ownership of ASM Pacific Technology.

11 of 13 pages

Bookings and backlog

The following table shows, for our Front-end and Back-end segments, the level of new orders for the second quarter of 2012 and the backlog at the end of the second quarter of 2012 as compared to the first quarter of 2012 and the second quarter of 2011:

(EUR millions, except earnings per share)	Q2 2011	Q1 2012	Q2 2012	% Change Q1 2012 to Q2 2012	% Change Q2 2011 to Q2 2012
Front-end
Backlog at the beginning of the quarter	160.6	105.1	89.1	(15)%	(45)%
- New orders for the quarter	84.1	80.5	85.8	7%	2%
- Net sales for the quarter	(121.7)	(94.8)	(86.5)	(9)%	(29)%
- FX-effect for the quarter	(1.3)	(1.8)	3.8

Backlog at the end of the quarter	121.7	89.1	92.2	3%	(24)%

Book-to-bill ratio (new orders divided by net sales)	0.7	0.8	1.0

Back-end
Backlog at the beginning of the quarter	418.0	225.5	283.9	26%	(32)%
- New orders for the quarter	256.1	282.4	334.3	18%	31%
- Net sales for the quarter	(352.4)	(216.2)	(291.4)	35%	(17)%
- FX-effect for the quarter	(7.1)	(7.8)	20.1

Backlog at the end of the quarter	314.6	283.9	346.9	22%	10%

Book-to-bill ratio (new orders divided by net sales)	0.7	1.3	1.1

ASMI consolidated
Backlog at the beginning of the quarter	578.6	330.6	373.0	13%	(36)%
- New orders for the quarter	340.2	363.0	420.1	16%	23%
- Net sales for the quarter	(474.1)	(311.0)	(377.9)	22%	(20)%
- FX-effect for the quarter	(8.4)	(9.6)	23.8

Backlog at the end of the quarter	436.3	373.0	439.1	18%	1%

Book-to-bill ratio (new orders divided by net sales)	0.7	1.2	1.1

12 of 13 pages

Liquidity and capital resources

Net cash used by operations was EUR 27 million for the second quarter of 2012, as compared to EUR 39 million cash provided by operations for the first quarter of 2012. For the second quarter of 2011 net cash provided by operations was EUR 29 million. For the six months ended June 30, 2012, EUR 13 million net cash was provided from operations compared to EUR 113 million for the same period previous year.

Net cash used in investing activities was EUR 18 million for the second quarter of 2012, as compared to EUR 18 million for the first quarter of 2012 and EUR 26 million for the second quarter of 2011. For the six months ended June 30, 2012, EUR 36 million net cash was used for investing activities compared to EUR 48 million for the same period previous year.

Net cash used in financing activities was EUR 27 million for the second quarter of 2012, as compared EUR 6 million provided for the first quarter of 2012. In the second quarter 2012 we repurchased 500,000 of our own shares at a consideration of EUR 14 million. In this quarter dividend on common shares was paid for an amount of EUR 27 million. For the second quarter of 2011 net cash used in financing activities of EUR 91 million was reported. For the six months ended June 30, 2012, EUR 33 million net cash was used for financing activities compared to EUR 15 million for the same period previous year.

Net working capital, consisting of accounts receivable, inventories, other current assets, accounts payable, accrued expenses, advance payments from customers and deferred revenue, increased from EUR 374 million at March 31, 2012 to EUR 458 million at June 30, 2012.

The number of outstanding days of working capital, measured against quarterly sales, increased from 111 days at March 31, 2012 to 112 days at June 30, 2012. For the same period, our Front-end segment increased from 88 days to 113 days, our Back-end segment decreased from 121 days to 111 days.

Sources of liquidity. At June 31, 2012, the Company’s principal sources of liquidity consisted of EUR 334 million in cash and cash equivalents and EUR 245 million in undrawn bank lines. Approximately EUR 126 million of the cash and cash equivalents and EUR 83 million of the undrawn bank lines are restricted to use in the Company’s Back-end operations. EUR 17 million of the cash and cash equivalents and EUR 13 million in undrawn bank lines are restricted to use in the Company’s Front-end operations in Japan.

Interim Financial Report

On August 6, 2012 ASM International will publish its Interim Financial report for the six months ended June 30, 2012. This report comprises regulated information within the meaning of articles 1:1 and 5:25d of the Dutch Financial Markets Supervision Act (Wet op het Financieel Toezicht) and includes consolidated condensed interim financial statements prepared in accordance with IAS 34, “Interim Financial Reporting”, an interim management board report and a management board responsibility statement. The interim financial report for the six months ended June 30, 2012 will be available online at www.asm.com as from August 6, 2012.

13 of 13 pages

ASM INTERNATIONAL N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

(EUR thousands, except earnings per share date)	Three months ended June 30,		Six months ended June 30,
	2011	2012	2011	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales	474,054	377,857	906,248	688,881
Cost of sales	(294,282)	(247,298)	(560,930)	(461,708)

Gross profit	179,772	130,558	345,318	227,173

Operating expenses:
Selling, general and administrative	(45,707)	(53,801)	(88,051)	(95,036)
Research and development	(29,992)	(38,228)	(59,476)	(71,732)
Restructuring expenses	0	—	0	—

Total operating expenses	(75,699)	(92,029)	(147,527)	(166,768)

Earnings from operations	104,074	38,529	197,791	60,404
Net interest expense	(2,686)	(2,498)	(5,577)	(5,203)
Accretion of interest	(1,012)	(1,194)	(2,150)	(2,503)
Revaluation conversion option	—	—	(4,378)	—
Foreign currency exchange gains (losses)	(1,806)	5,327	(4,603)	3,317

Earnings before income taxes	98,570	40,164	181,083	56,016
Income tax expense	(17,427)	(7,363)	(29,743)	(8,911)

Net earnings	81,143	32,801	151,340	47,104

Allocation of net earnings
Shareholders of the parent	50,280	17,714	90,354	23,974
Minority interest	30,863	15,087	60,986	23,130

Net earnings per share, allocated to the shareholders of the parent:
Basic net earnings	0.91	0.32	1.64	0.43
Diluted net earnings (1)	0.84	0.32	1.53	0.43

Weighted average number of shares used in computing per share amounts (in thousands):
Basic	55,328	55,270	55,043	55,270
Diluted (1)	65,023	55,650	64,733	55,604

(1)	The calculation of diluted net earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings of the Company. Only instruments that have a dilutive effect on net earnings are included in the calculation. The assumed conversion results in adjustment in the weighted average number of common shares and net earnings due to the related impact on interest expense. The calculation is done for each reporting period individually. Both for the three months ended June 30, 2012 and for the six months ended June 30 2012, the effect of a potential conversion of convertible debt into 9,074,410 common shares was anti dilutive and no adjustments have been reflected in the diluted weighted average number of shares and net earnings per share for these periods. The possible increase of common shares caused by employee stock options for the three months ended June 30, 2012 with 379,978 common shares and for the six month ended June 30, 2012 with 333,666 common shares, adjustments have been reflected in the diluted weighted average number of shares and net earnings per share for this period.

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.

CONSOLIDATED BALANCE SHEETS

(EUR thousands, except share data)	December 31,	June 30,
Assets	2011	2012
		(unaudited)
Cash and cash equivalents	390,250	333,733
Accounts receivable, net	330,891	347,169
Inventories, net	376,667	453,543
Income taxes receivable	907	1,180
Deferred tax assets	14,350	19,286
Other current assets	76,020	89,080

Total current assets	1,189,084	1,243,992

Pledged cash	20,000	20,000
Debt issuance costs	4,389	3,616
Deferred tax assets	13,072	21,733
Other intangible assets	14,776	14,561
Goodwill, net	52,131	53,557
Investments	1,044	1,044
Other non current assets	6,695	6,679
Assets held for sale	6,862	6,772
Evaluation tools at customers	13,987	16,759
Property, plant and equipment, net	260,180	278,895

Total Assets	1,582,221	1,667,607

Liabilities and Shareholders’ Equity
Notes payable to banks	40,680	69,267
Accounts payable	157,549	213,751
Accrued expenses	159,613	147,989
Advance payments from customers	29,621	40,651
Deferred revenue	6,340	6,624
Income taxes payable	54,878	33,631
Deferred tax liability - current	3,513	625
Current portion of long-term debt	4,332	2,512

Total current liabilities	456,527	515,050

Pension liabilities	9,887	9,600
Deferred tax liabilities	868	7,294
Provision for warranty	6,828	6,023
Long-term debt	15,319	14,985
Convertible subordinated debt	135,078	137,388
Conversion option	—	—

Total Liabilities	624,507	690,342

Shareholders’ Equity:

Common shares
Authorized 110,000,000 shares, par value € 0.04, issued and outstanding 55,377,020 and 54,967,020 shares	2,215	2,219
Financing preferred shares, issued none	—	—
Preferred shares, issued and outstanding none	—	—
Capital in excess of par value	376,217	379,191
Treasury shares at cost	—	(13,362)
Retained earnings	301,515	298,067
Accumulated other comprehensive loss	(20,151)	(1,439)

Total Shareholders’ Equity	659,796	664,676

Non-controlling interest	297,918	312,590

Total Equity	957,714	977,266

Total Liabilities and Equity	1,582,221	1,667,607

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(EUR thousands)	Three months ended June 30,		Six months ended June 30,
	2011	2012	2011	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Increase (decrease) in cash and cash equivalents:
Cash flows from operating activities:
Net earnings	81,143	32,801	151,340	47,104
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation of property, plant and equipment	9,535	11,409	20,297	22,383
Depreciation evaluation tools	474	1,012	1,136	1,766
Impairment & reval. assets held for sale	—	—	—	96
Amortization of other intangible assets	810	1,300	1,555	2,650
Addition provision restructuring expenses	992	202	(711)	426
Amortization of debt issuance costs	415	396	849	773
Loss resulting from early extinguishment of debt	—	—	—	—
Compensation expense employee stock option plan	418	813	990	1,639
Compensation expense employee share incentive scheme ASMPT	4,631	6,642	5,747	7,418
Revaluation conversion option	—	—	4,378	—
Additional non-cash interest	1,012	1,194	2,150	2,503
Income taxes	2,826	(15,369)	5,146	(21,639)
Deferred income taxes	(4,213)	(5,435)	(4,624)	(9,649)
Changes in other assets and liabilities:
Accounts receivable	(29,860)	(27,504)	(13,703)	(8,084)
Inventories	(29,934)	(49,686)	(65,386)	(61,060)
Other current assets	(5,560)	(16,983)	(20,423)	(17,851)
Accounts payable and accrued expenses	12,097	34,718	27,673	35,126
Advance payments from customers	(16,492)	2,197	(7,050)	9,615
Deferred revenue	1,545	(3,764)	4,466	174
Pension liabilities	434	(1,134)	475	(375)
Payments out of restructuring provision	(1,757)	—	(1,757)	—

Net cash provided by operating activities	28,517	(27,190)	112,547	13,016

Cash flows from investing activities:
Capital expenditures	(26,163)	(17,187)	(47,701)	(34,410)
Purchase of intangible assets	(361)	(770)	(313)	(2,280)
Acquisition of business	—	—	(994)	—
Proceeds from sale of property, plant and equipment	541	139	575	429

Net cash used in investing activities	(25,984)	(17,818)	(48,433)	(36,262)

Cash flows from financing activities:
Notes payable to banks, net	9,311	28,245	8,304	26,874
Cash from business combination	(27,400)	—	50,730	—
Net proceeds from long-term debt and subordinated debt	—	—	—	—
Repayments of long-term debt and subordinated debt	(972)	(395)	(3,262)	(2,173)
Sale (Purchase) of treasury shares	—	(13,362)	—	(13,362)
Proceeds from issuance of common shares	2,070	415	3,955	1,339
Dividend to minority shareholders ASMPT	(52,308)	(14,842)	(52,308)	(14,842)
Change in minority share	—	—	—	(3,552)
Dividend to shareholders ASMI	(22,114)	(27,422)	(22,114)	(27,422)

Net cash provided (used) in financing activities	(91,413)	(27,362)	(14,695)	(33,139)
Exchange rate effects	1,861	1,459	(11,249)	(134)

Net increase (decrease) in cash and cash equivalents	(87,019)	(70,911)	38,170	(56,519)
Cash and cash equivalents at beginning of period	465,482	404,641	340,294	390,250

Cash and cash equivalents at end of period	378,462	333,733	378,462	333,733

Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest, net	2,622	2,617	5,664	5,385
Income taxes, net	18,814	28,167	18,530	40,199

Non cash investing and financing activities:
Subordinated debt converted	—	—	32,202	—
Subordinated debt converted into number of common shares	—	—	2,151,021	—

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.

DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION

The Company organizes its activities in two operating segments, Front-end and Back-end.

The Front-end segment manufactures and sells equipment used in wafer processing, encompassing the fabrication steps in which silicon wafers are layered with semiconductor devices. The segment is a product driven organizational unit comprised of manufacturing, service, and sales operations in Europe, the United States, Japan and Southeast Asia.

The Back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. The segment is organized in ASM Pacific Technology Ltd., in which the Company holds a majority interest of 52.17% at June 30, 2012, whilst the remaining shares are listed on the Stock Exchange of Hong Kong. The segment’s main operations are located in Hong Kong, Singapore, the People’s Republic of China and Malaysia.

(EUR thousands)	Three months ended June 30, 2011
	Front-end	Back-end	Total
	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	121,695	352,359	474,054
Gross profit	47,419	132,353	179,772
Earnings from operations	20,835	83,239	104,074
Net interest income (expense)	(3,255)	570	(2,686)
Accretion of interest	(1,012)	—	(1,012)
Foreign currency exchange losses	(71)	(1,734)	(1,806)
Income tax expense	(142)	(17,285)	(17,427)
Net earnings	16,354	64,790	81,143

Net earnings allocated to:
Shareholders of the parent			50,280
Minority interest			30,863
Capital expenditures and purchase of intangible assets	4,738	21,787	26,525
Depreciation and amortization	3,314	7,506	10,820

	Three month ended June 30, 2012
	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	86,451	291,405	377,857
Gross profit	28,522	102,036	130,558
Earnings (loss) from operations	(1,937)	40,466	38,529
Net interest income (expense)	(2,620)	122	(2,498)
Accretion of interest	(1,183)	(11)	(1,194)
Revaluation conversion option	—	—	—
Foreign currency exchange gains (losses)	5,915	(588)	5,327
Income tax income (expense)	1,087	(8,450)	(7,363)
Net earnings	1,262	31,539	32,801

Net earnings allocated to:
Shareholders of the parent			17,714
Minority interest			15,087
Capital expenditures and purchase of intangible assets	5,877	12,080	17,957
Depreciation and amortization	4,308	9,413	13,721

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.

DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION (2/2)

(EUR thousands)	Six months ended June 30, 2011
	Front-end	Back-end	Total
	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	237,830	668,418	906,248
Gross profit	92,991	252,327	345,318
Earnings from operations	39,570	158,221	197,791
Net interest income (expense)	(6,452)	875	(5,577)
Accretion of interest	(2,150)	—	(2,150)
Revaluation conversion option	(4,378)	—	(4,378)
Foreign currency exchange losses	(3,226)	(1,377)	(4,603)
Income tax expense	(51)	(29,692)	(29,743)
Net earnings	23,313	128,027	151,340

Net earnings allocated to:
Shareholders of the parent			90,354
Minority interest			60,986

Capital expenditures and purchase of intangible assets	8,627	39,387	48,014
Depreciation and amortization	6,913	16,074	22,987

Cash and cash equivalents	181,939	196,524	378,462
Capitalized goodwill	10,965	36,585	47,550
Other intangible assets	5,001	2,036	7,037
Other identifiable assets	302,915	794,120	1,097,035
Total assets	500,820	1,029,265	1,530,085
Total debt	156,637	14,823	171,460
Headcount in full-time equivalents (1)	1,582	17,073	18,655

	Six months ended June 30, 2012
	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	181,233	507,647	688,881
Gross profit	59,845	167,328	227,173
Earnings from operations	946	59,458	60,404
Net interest income (expense)	(5,615)	412	(5,203)
Accretion of interest	(2,310)	(193)	(2,503)
Revaluation conversion option	—	—	—
Foreign currency exchange gains (losses)	3,332	(14)	3,317
Income tax income (expense)	2,398	(11,310)	(8,911)
Net earnings (loss)	(1,249)	48,353	47,104

Net earnings allocated to:
Shareholders of the parent			23,974
Minority interest			23,130

Capital expenditures and purchase of intangible assets	11,501	25,189	36,690
Depreciation and amortization	8,114	18,685	26,799

Cash and cash equivalents	207,603	126,130	333,733
Pledged cash	—	20,000	20,000
Capitalized goodwill	11,421	42,136	53,557
Other intangible assets	9,896	4,664	14,561
Other identifiable assets	311,279	954,478	1,265,757
Total assets	540,199	1,127,409	1,667,607
Total debt	154,885	69,267	224,152
Headcount in full-time equivalents (1)	1,686	16,461	18,147

(1)	Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basis of Presentation

ASM International N.V, (“ASMI”) follows accounting principles generally accepted in the United States of America (“US GAAP”).

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of ASMI and its subsidiaries, where ASMI holds a controlling interest. The non-controlling interest of third parties is disclosed separately in the Consolidated Financial Statements. All intercompany profits, transactions and balances have been eliminated in consolidation.

Change in accounting policies

No significant changes in accounting policies incurred during the second quarter of 2012.

ASM INTERNATIONAL N.V.

RECONCILIATION US GAAP - IFRS

Accounting principles under IFRS

ASMI’s primary consolidated financial statements are and will continue to be prepared in accordance with US GAAP. However, ASMI is required under Dutch law to report its Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”). As a result of the differences between IFRS and US GAAP that are applicable to ASMI, the Consolidated Statement of Operations and Consolidated Balance Sheet reported in accordance with IFRS differ from those reported in accordance with US GAAP. The major differences relate to development costs, goodwill, inventory obsolescence reserve, pension plans and preferred shares.

The reconciliation between IFRS and US GAAP is as follows:

(EUR thousands, except per share date)	Three months ended June 30,		Six months ended June 30,
				Net earnings
	2011	2012	2011	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
US GAAP	81,143	32,801	151,340	47,104
Adjustments for IFRS:
Reversal inventory write downs	(211)	78	(1,257)	78
Tax rate difference on eliminated intercompany profit	—	(1,153)	—	(1,153)
Development expenses	2,850	3,753	5,346	6,241
Debt issuance fees	151	114	301	223

Total adjustments	2,790	2,792	4,390	5,389

IFRS	83,933	35,593	155,730	52,493

IFRS allocation of net earnings:
Shareholders	53,070	21,057	94,744	29,914
Minority interest	30,863	14,536	60,986	22,579

Net earnings per share, allocated to the shareholders of the parent;
Basic	0.96	0.37	1.72	0.54
Diluted	0.88	0.37	1.60	0.54

(EUR thousands)			Total Equity	Total Equity
			June 30, 2011	June 30, 2012
			(unaudited)	(unaudited)
US GAAP			752,328	977,266
Adjustments for IFRS:
Goodwill			(9,616)	(10,930)
Debt issuance fees			(825)	(958)
Reversal inventory write downs			1,918	1,632
Development expenses			37,240	52,320
Tax rate difference on eliminated intercompany profit			—	(386)
Pension plans			565	(179)

Total adjustments			29,282	41,499

IFRS			781,610	1,018,765

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.